UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

For the month of March, 2005

Cameco Corporation

(Commission file No. 1-14228)

2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index
SIGNATURE

     Exhibit Index

Exhibit No.	Description	Page No.
1.	Cameco Corporation’s Restated Second Quarter 2004 Management Discussion & Analysis and Financial Statements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2005	Cameco Corporation
By:

“Gary M.S. Chad”
Gary M.S. Chad Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary

Share
Listed	Symbol
TSX NYSE	CCO CCJ	web site address: www.cameco.com

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco Reports Solid Second Quarter Earnings

The following discussion of the financial condition and operating results of Cameco Corporation should be read in conjunction with the unaudited consolidated financial statements and notes for the period ending June 30, 2004.

HIGHLIGHTS

•	Second quarter net earnings before adjustments up significantly

•	Centerra Gold Inc. began trading on the Toronto Stock Exchange

•	Higher uranium and gold prices contribute to bottom line

•	Bruce Power results reflect two restarted units

Management’s discussion and analysis of financial condition and results of operations presented below reflects the effects of the restatement of our consolidated financial statements as at June 30, 2004 and 2003 and for the three month periods ended June 30, 2004 and 2003. See “Restatements” below for further discussion of this matter.

Restatements

(a)	Accounting Change

The restructuring of Cameco’s subsidiary, Centerra Gold Inc. (Centerra), prior to its initial public offering (IPO) included transactions to increase its interest in certain gold assets, and to settle its outstanding debt, as described below. The terms of these transactions, which were negotiated in the months leading up to the IPO, included the issuance of shares of Centerra on the closing of the transactions. Initially, these transactions were recorded based on estimates of the value of the tangible assets acquired and debt settled, determined based on discounted cash flow analyses.

In its year-end review, the company determined that in the case of a public company issuing shares to acquire assets or settle debt, the appropriate accounting treatment is to use the value of the acquiring company’s shares to record the transaction. While Centerra was not a publicly traded company at the time it negotiated the restructuring transactions, it did become one concurrent with those transactions closing, as they were contingent on the closing of the IPO.

Accordingly, by recording the value of the shares issued in the restructuring transactions at the IPO price, the impact on the balance sheet and statement of earnings at June 30, 2004 is an increase in each of the following:

(thousands)
Goodwill	$208,459
$208,459
Accounts payable and accrued liabilities	$700
Future income taxes	25,259
Minority interest	98,639
Shareholders’ equity	83,861
$208,459
Net earnings	$86,233
Earnings per share	$0.51

(b)	Stock Split

On December 9, 2004, the Board of Directors of Cameco approved a split of the company’s outstanding common shares on a three-for-one basis. The stock split was effected in the form of a stock dividend of two additional common shares for each share owned by shareholders of record at the close of business on December 31, 2004. The company’s common shares commenced trading on a split basis on December 29, 2004 on the Toronto Stock Exchange and January 7, 2005 on the New York Stock Exchange. All equity-based benefit plans have been adjusted to reflect the stock split. All share and per-share data have been adjusted to reflect the stock split.

	Three	Three
	Months	Months	Six Months	Six Months	YTD
	Ended	Ended	Ended	Ended	Change
Financial Highlights	June 30/04	June 30/03	June 30/04	June 30/03%
Revenue ($ millions)	242	220	375	323	16
Earnings from operations ($ millions)	40	9	48	14	243
Cash provided by operations ($ millions)	(21)	38	29	94	(69)
Net earnings ($ millions)	151	104	191	141	35
Earnings per share - basic ($)	0.89	0.62	1.12	0.84	33
Earnings per share - diluted ($)	0.83	0.62	1.06	0.84	26
Adjusted net earnings ($ millions) (a)	62	18	102	55	85
Average uranium spot price for the period ($US/lb U3O8)	17.99	10.89	17.27	10.51	64
Average realized electricity price ($ per MWh)	46	45	47	52	(10)
Average Ontario electricity spot price ($ per MWh)	47	48	51	61	(16)
Average realized gold price for the period (US$/ounce)	360	315	360	317	14
Average spot market gold price for the period (US$/ounce)	393	347	401	350	14

Note: All dollar amounts are expressed in Canadian dollars unless otherwise stated.

(a)	2004 excludes a net gain of $89 million ($0.52 per share) related to Centerra restructuring transactions. 2003 excludes a non-recurring tax adjustment of $86 million ($0.51 per share).

CONSOLIDATED FINANCIAL RESULTS

Consolidated Earnings

Second Quarter

For the three months ended June 30, 2004, net earnings increased to $151 million ($0.89 per share) from $104 million ($0.62 per share) in 2003. The results for 2004 include a net gain of $89 million ($0.52 per share) related to Centerra restructuring transactions. The results for 2003 included a non-recurring, non-cash income tax adjustment of $86 million ($0.51 per share) attributable to favourable changes in resource sector taxation by the Canadian government.

Excluding the Centerra gain and tax adjustment, net earnings increased for the three months ended June 30, 2004 by $44 million ($0.26 per share) compared to the same period in 2003. This increase was attributable to improved results in the uranium and gold businesses as well as stronger performance at Bruce Power. The improvement in the uranium business was due to a higher realized price, which was related to a significant increase in the spot market price for uranium. Earnings from the gold business benefited from higher production as a result of the commissioning of the Boroo gold mine, while results at Bruce Power benefited from the restart of two A reactors.

For more details on the uranium, conversion services, electricity and gold businesses, see “Business Segment Results” below in this report.

In the second quarter of 2004, total costs for administration, exploration, interest and other were about $22 million, $4 million higher than 2003. Administration costs increased by $5 million due to higher costs in gold subsidiaries and increased stock compensation expenses. Exploration expenditures rose by $2 million due to increased gold exploration activity in Central Asia and the United States. Interest and other costs decreased by about $3 million due to reduced foreign exchange losses.

Excluding the tax adjustment, the effective tax rate decreased to 22% from 30% in 2003 due to a higher proportion of earnings from gold, which were earned in more favourable tax jurisdictions during 2004.

Earnings from operations were $40 million in the second quarter of 2004 compared to $9 million in 2003. The aggregate gross profit margin increased to 26% from 13% in 2003.

Year to Date

For the first six months of 2004, net earnings were $191 million ($1.12 per share) compared to $141 million ($0.84 per share) in 2003.

Excluding the Centerra restructuring gain recorded in 2004 and the tax adjustment recorded in 2003, net earnings for the first six months of 2004 increased by $47 million ($0.28 per share) compared to 2003. This increase was attributable to improved results in the uranium and gold businesses as well as stronger performance at Bruce Power.

The improvement in the uranium business was due to a higher realized price, which was related mainly to the significant increase in the spot price for uranium. Earnings from Bruce Power benefited from a 44% increase in production as a result of the restart of the two A reactors. Results from the gold business improved due to increased production and a higher realized selling price.

In the first six months of 2004, total costs for administration, exploration, interest and other were about $43 million, $4 million higher than 2003. Administration costs increased by $8 million due to higher costs in gold subsidiaries and increased stock compensation expenses. Exploration expenditures rose by $2 million due to increased gold exploration activity. Interest and other costs decreased by about $6 million due to higher investment income and reduced foreign exchange losses.

Excluding the tax adjustments, the effective rate for income taxes in 2004 decreased to 23% from 32% due to a higher proportion of earnings from gold in more favourable tax jurisdictions.

Earnings from operations were $48 million compared to $14 million in 2003 and the aggregate gross profit margin increased to 24% from 17% in 2003.

Cash Flow

In the first six months of 2004, Cameco generated cash from operations of $29 million compared to $94 million in 2003. This decrease of $65 million was primarily due to an increase in inventory levels, which more than offset the benefit of higher revenues. Inventory levels fluctuate due to the timing of sales deliveries. The preceding does not include Cameco’s pro rata interest of Bruce Power’s operating cash flow of $93 million in 2004 compared to $90 million in 2003. Cameco accounts for this investment using the equity method and thus Bruce Power’s operating cash flows are not consolidated with Cameco’s. For further information, refer to note 3 of the unaudited interim consolidated financial statements and notes for the period ending June 30, 2004 (financial statements).

Balance Sheet

At June 30, 2004, total long-term debt was $599 million, a decrease of $6 million compared to December 31, 2003. At June 30, 2004, Cameco’s net debt to capitalization ratio was 18%, down from 22% at the end of 2003.

Effective January 1, 2004, Cameco changed its accounting policy for financial instruments. This change resulted in the preferred securities and convertible debentures being classified as debt rather than equity. See note 2 to the financial statements.

Compared to the end of 2003, product inventories increased by $103 million as production and purchases of uranium and conversion services exceeded sales during the first half of 2004.

Foreign Exchange Update

Cameco sells most of its uranium and conversion services in US dollars while most of its uranium production and all of its conversion services are produced in Canada. As such, the company’s uranium and conversion services revenue is denominated mostly in US dollars, while its production costs are denominated primarily in Canadian dollars.

The company attempts to provide some protection against exchange rate fluctuations by planned hedging activity designed to smooth volatility. Therefore Cameco’s uranium and conversion revenues are partly sheltered against declines in the US dollar in the shorter term.

In addition, Cameco has a portion of its annual cash outlays denominated in US dollars, including uranium and services purchases, which provides a natural hedge against US currency fluctuations. While natural hedges provide cash flow protection against exchange rate fluctuations, the result on earnings may be dispersed over several fiscal periods and is more difficult to identify.

During the quarter, the US dollar strengthened against the Canadian dollar from $1.3105 at the end of March 31, 2004 to $1.3404 as of June 30, 2004.

At June 30, 2004, Cameco had a foreign currency hedge portfolio of $528 million (US). These hedges are expected to yield an average exchange rate of $1.3741 ($0.73 US = $1.00 CDN). The net mark-to-market gain on these hedge positions was $14 million at June 30, 2004.

Timing differences between the usage and designation of hedge contracts may result in deferred revenue or deferred charges. At June 30, 2004, deferred revenue totalled $30 million. The schedule for deferred revenue to be released to earnings, by year, is as follows:

	2nd Half 2004	2005	2006	2007
Deferred Revenue ($ millions)	13	20	6	(9)

In 2004, most of the net inflows of US dollar are hedged with currency derivatives. Net inflows represent forecast uranium and conversion sales less expected outlays (denominated in US dollars). For the uranium and conversion services businesses in the second quarter of 2004, the effective exchange rate, after allowing for hedging, was about $1.50 compared to $1.36 in the first quarter of 2004 and 1.38 in the second quarter of 2003. Results from the gold business are converted into Canadian dollars at prevailing exchange rates.

For the remainder of 2004, every one-cent change in the US to Canadian dollar exchange rate would change net earnings by about $2 million (CDN).

Consolidated Outlook for 2004

In 2004, consolidated revenue is expected to rise by about 20%. This is due primarily to the restructuring of Cameco’s gold assets, which will result in full consolidation of Kumtor’s revenue in the second half of 2004 as opposed to proportionate consolidation of Cameco’s one-third interest. In addition, new gold production from the Boroo mine will contribute to higher revenue. In the uranium and conversion businesses, revenues are likely to be marginally lower due to reduced volumes. On a consolidated basis, the gross profit margin is projected to be similar to the 20% reported in 2003. In 2004, the effective rate for income taxes is expected to be about 20% to 25%. This outlook may be impacted depending on the length of the labour dispute that has developed at the company’s Port Hope conversion facility.

Consolidated Outlook for the Third Quarter

Revenue in the third quarter of 2004 is expected to be about 20% higher than the second quarter reflecting higher volumes in gold and uranium as well as the full consolidation of Kumtor’s revenue. Earnings from Bruce Power are expected to be lower than in the second quarter due to reduced output resulting from the planned maintenance outages. This outlook may be impacted depending on the length of the labour dispute that has developed at the company’s Port Hope conversion facility.

BUSINESS SEGMENT RESULTS

Cameco’s results come from four business segments:

•	Uranium

•	Conversion services

•	Nuclear electricity generation

•	Gold

Uranium

Highlights

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30/04	June 30/03	June 30/04	June 30/03
Revenue ($ millions)	142	159	215	215
Gross profit ($ millions)	26	10	34	24
Gross profit %	18	6	16	11
EBT* ($ millions)	22	7	29	19
Sales volume (lbs. thousands)	7,519	9,886	12,105	12,938
Production volume (lbs. thousands)	4,286	1,732	9,509	7,369

*  Earnings before taxes.

Uranium Earnings

Second Quarter

Revenue from the uranium business decreased by 11% to $142 million from $159 million in the second quarter of 2003 due to a 24% decline in sales volume. As the timing of deliveries of nuclear products within a calendar year is at the discretion of customers, Cameco’s quarterly delivery patterns can vary significantly.

The decline in deliveries was largely offset by a 17% increase in the average realized selling price for uranium concentrates compared with the second quarter of 2003. The higher realized price was mainly the result of a higher uranium spot price, which averaged $17.99 (US) in the second quarter compared to $10.89 (US) in the second quarter of 2003, an increase of 65%.

The total cost of products and services sold, including depreciation, depletion and reclamation (DDR) was $116 million in the second quarter of 2004 compared to $149 million in 2003. This decrease was mainly due to the 24% decrease in sales volume for the quarter.

Earnings before taxes from the uranium business increased by $15 million in the second quarter of 2004 while the profit margin improved to 18% from 6% in 2003 due to the higher realized selling price.

Year to Date

Revenue from the uranium business was unchanged at $215 million as a 7% increase in the realized selling price was offset by lower deliveries. The higher realized price was the result of an increase in the uranium spot price, which averaged $17.27 (US) in the first six months compared to $10.51 (US) in 2003, an increase of 64%. The benefit of the improved spot price was partially offset by lower prices on fixed-price contracts, contract price ceilings and a less favourable foreign exchange rate.

During the first half of 2004, the total cost of products and services sold, including DDR was $180 million compared to $191 million in 2003, reflecting a 6% decline in sales volume. On a per unit basis, the cost of product sold was similar to the previous year. However, the cost of sales for 2003 included $23 million in rehabilitation costs due to the water inflow incident at McArthur River. Excluding these costs, the unit cost of sale rose by 15% due to higher costs for purchased uranium and higher costs of production at Rabbit Lake.

Earnings before taxes from the uranium business increased by $10 million in the first six months of 2004 and the profit margin improved to 16% from 11% in 2003.

Uranium Outlook for the Year

In 2004, Cameco’s uranium revenue is expected to be marginally lower than in 2003 as the effect of lower deliveries is expected to be largely offset by an improved selling price. More than 60% of uranium deliveries are expected to occur in the second half of the year.

Uranium margins are expected to be marginally higher than in 2003, which included the expensing of the rehabilitation costs for McArthur River and the standby costs for Key Lake.

Uranium Outlook for Third Quarter

For the third quarter of 2004, uranium revenue is projected to increase by about 10% over the second quarter as a result of higher deliveries. An expected decline in the average selling price is likely to partially offset the benefit of the increased volume. Cameco expects its average realized price will be about 10% lower than in the second quarter due to a less favourable exchange rate. In the second quarter, the effective exchange rate, after allowing for hedging, was $1.50 and is expected to be $1.39 in the third quarter.

2004 Uranium Price Sensitivity Analysis

For deliveries in the second half of 2004, a $1.00 (US) per pound increase in the U3O8 spot price from its current level of $18.50 (US) per pound would increase revenue by about $1 million (CDN), whereas a $1.00 (US) per pound decrease would reduce revenue by about $4 million (CDN). Please see uranium price sensitivity discussion below.

2005 Uranium Price Sensitivity Analysis

As previously disclosed, many of the company’s uranium contracts were signed some years ago when spot prices were much lower. As a result, these contracts have pricing terms that limit the benefit of spot price increases experienced to date.

At the beginning of this year, Cameco noted that a $1.00 (US) increase in the spot price from $14.50 (US) per pound would increase net earnings in 2004 by $5 million (CDN), or $0.09 per share. The sensitivity analysis assumed an effective exchange rate after allowing for hedging of $1.33.

The company indicated at that time that it expected to receive a greater benefit from rising uranium prices in 2005 compared to 2004, as less favourably priced contracts expired. Some of this benefit will reflect the uranium spot price increase from $14.50 (US) to $18.50 (US) per pound during the year. Given Cameco’s current contract portfolio, at a spot price of $14.50 (US), about 20% of the 2005 sales volume was sensitive to further increases in the spot price.

However, as higher ceiling prices are reached, there will be less additional benefit to Cameco in 2005 from further increases in the spot price beyond the current level. At $18.50 (US) per pound, less than 10% of the expected 2005 sales volume is sensitive to the spot price as higher contract ceiling prices are reached.

With a 28% increase in the spot price to date this year, Cameco expects a $1.00 (US) increase in the spot price from $18.50 (US) per pound would increase 2005 net earnings by $3 million (CDN) or $0.05 per share. This sensitivity assumes that one US dollar is equivalent to $1.33 Canadian after allowing for hedging.

Given the level of sales targeted each year (32 million pounds in 2004), the company is continually in the market signing new contracts for deliveries beginning in two to three years time. About 25% to 30% of the current contract portfolio rolls off each year, and is therefore replaced in large part with contracts that were entered into in the last two to three years. As has been the practice in the past, during this period of rapidly increasing prices, the company has continued to enter in to new contracts.

It is also important to note that over the past several years, Cameco’s strategy was to ensure adequate cash flow in the near term with a mix of market-related and fixed price contracts. At the same time, it sought to limit sales commitments beyond 2006, given the then prevailing market conditions, contracting terms and the company’s expectations with respect to future prices.

Looking forward to 2006, if spot prices remain at the current level of $18.50 (US), the company would still achieve higher realized prices as some older contracts with lower ceiling prices expire. If spot prices continue to increase significantly, the company’s average realized price will further increase, but not to the full extent of the spot price increase because higher ceiling prices in some multi-year agreements may be reached. At a spot price of $18.50 (US) per pound, about 40% of the expected 2006 sales volume is sensitive to further increases in the spot price.

For the present, Cameco continues to weight its portfolio of contracts 60% with prices which reference the spot price at the time of delivery and 40% at fixed/base escalated prices. The new fixed/base price contracts generally reflect longer-term prices at the time of contract award. Therefore, in the coming years, Cameco’s contract portfolio will be positively impacted by these higher fixed/base price contracts and more upside potential under new spot related contracts.

Uranium Market Update

Uranium Spot Market

The industry average spot price on June 30, 2004 was $18.50 (US) per pound U3O8, up 5% from $17.67 (US) at March 31, 2004. This compares to $10.90 (US) at the end of the second quarter of 2003.

Total spot market volume reported for the second quarter of 2004 was 3.9 million pounds U3O8, for a total year to date of 8.2 million pounds. This is significantly less than the 7.2 million pounds for the second quarter of 2003 and the six-month total at that time of 11.7 million pounds.

Spot demand in 2004 continued to be lower than in 2003, as buyers with near-term requirements exercised upward volume flexibilities under existing contracts in an effort to avoid paying higher prices, or were conducted off-market purchases in an attempt to minimize upward pressure on prices. Spot suppliers appear to have limited volumes available as the usual sources of spot supply have been significantly depleted. In addition, these suppliers are not aggressively placing the volumes they have, resulting in price increases throughout the quarter.

Uranium Long-Term Market

The long-term market in 2004 continued to be active in the second quarter and long-term contracting in 2004 is likely to exceed the estimated 75 million pounds U3O8 contracted in 2003.

The long-term price indicator, published by TradeTech, was at $18.50 (US) per pound U3O8 on June 30, 2004, up from $17.50 (US) at the end of the first quarter. During the quarter, Ux Consulting Company, LLC began to publish a long-term price indicator, which was reported at $19.00 (US) per pound U3O8 on June 30, 2004.

Highly Enriched Uranium Agreement (HEU) Update

In June 2004, Cameco, COGEMA and RWE NUKEM (collectively the western companies) announced the signing of an amendment with Techsnabexport (Tenex) that ensures the continued operation of the UF6 Feed Component Implementing Contract (HEU contract) to the end of its term in 2013.

The amendment provides, among other things, that the western companies will forego a portion of their future options on HEU-derived uranium to ensure there is sufficient material in Russia for blending down the weapons grade HEU to commercially usable low enriched uranium (LEU). This change was needed in light of Russia’s rising requirements for uranium to fuel its expanding nuclear plant construction program within Russia and abroad. The amendment to the HEU contract is subject to approval by the US and Russian governments.

The net impact of the amendment is that the amount of HEU-derived uranium that theoretically would have been available to the western market has been reduced by a total of about 74 million pounds in the period through 2013, along with the contained conversion component of some 28,000 tonnes U as UF6. The 74 million pounds is made up of about 30 million pounds of Tenex material that will be returned to Russia in the period 2008 through 2013. The remaining 44 million pounds is the monitored inventory as of the end of 2003.

The western companies have now firmed up most of their options under the HEU contract, and have firm purchase commitments for almost 163 million pounds of uranium from now to the end of 2013. Cameco’s share of this material is 42.5% or 69 million pounds. Uranium from the HEU contract has been, and will continue to be, a reliable source of supply for the market.

Uranium Operations Update

Uranium Production

	Three	Three
Cameco’s Share of	Months	Months	Six Months	Six Months
Production	Ended	Ended	Ended	Ended
(million lbs U3O8)	June 30/04	June 30/03	June 30/04	June 30/03
McArthur River/Key Lake	2.4	—	5.9	3.3
Rabbit Lake	1.4	1.2	2.6	3.1
Smith Ranch/Highland	0.3	0.3	0.6	0.6
Crow Butte	0.2	0.2	0.4	0.4
Total	4.3	1.7	9.5	7.4

McArthur River/Key Lake

Production at McArthur River/Key Lake totalled 3.4 million pounds for the second quarter of 2004. Cameco’s share is 2.4 million pounds. In the second quarter of 2003, there was no production from McArthur River/Key Lake as mining was stopped for about three months to deal with the additional water inflow.

The excess water inflow at the McArthur River mine has essentially been sealed off. A small amount of water is allowed to flow through two remaining relief holes to ensure they do not get plugged during grouting of the area. The total mine water inflow has been reduced from 450 cubic metres per hour (m3/hr) at the end of the first quarter to less than 200 m3/hr, which is below the level it was before the water inflow incident.

McArthur River/Key Lake is on track to produce 18.5 million pounds for 2004 (Cameco’s share is 12.9 million pounds).

Both the McArthur and Key Lake operating licences are up for renewal this year. The Canadian Nuclear Safety Commission held day-one licence renewal hearings on July 7 for McArthur River and on July 8 for Key Lake. The hearings are scheduled to continue on September 15, 2004 for both operations.

The CNSC has indicated that the proposed production increase to 22 million pounds U3O8 per year will require a screening level environmental assessment (EA) under the Canadian Environmental Assessment Act. A hearing is scheduled on September 15, 2004 to review EA guidelines for the production increase.

Rabbit Lake

Rabbit Lake produced 1.4 million pounds U3O8 during the second quarter of 2004 and is expected to produce 6.0 million pounds in 2004, up marginally from the 5.8 million pounds that was forecast in the first quarter.

Prospects for additional reserves have been identified near the current mine. During the quarter, underground delineation drilling was undertaken. The company has begun underground development in this area to establish a deeper exploration drift for further drilling later this year. It is anticipated that an estimate of the additional reserves will be available by year-end.

On May 10, 2004, Rabbit Lake was awarded the 2003 regional John T. Ryan award for best safety performance among metal mines in the Prairies, Northwest Territories and Nunavut.

Smith Ranch-Highland and Crow Butte

Smith Ranch-Highland and Crow Butte produced 0.5 million pounds during the second quarter of 2004. The operations are expected to produce 2.0 million pounds for the year.

Uranium Projects Update

Cigar Lake

On June 10, 2004, the CNSC held a day-one hearing on the outcome of its EA for the construction and operation of the Cigar Lake project. The CNSC subsequently approved the findings of the EA on June 30, allowing for licensing of various project stages.

On July 7, the CNSC held the hearing for the limited 2004 construction licence, which would allow the company to begin weather-sensitive construction of the surface facilities. The CSNC also held the first of two hearings for the full construction licence at Cigar Lake. Following the hearing, the CNSC announced its decision to issue a licence to Cameco for construction of specific surface facilities at Cigar Lake. The licence is valid until January 31, 2005. The second hearing for the full construction licence is scheduled for November 17, 2004.

After the full construction licence is obtained, the Cigar Lake partners will decide whether to proceed with development of the mine. Construction of the mine is expected to take 24 to 27 months to complete, with uranium production possible in 2007. The anticipated annual production at full capacity is 18 million pounds. Cameco owns 50% of Cigar Lake. The Cigar Lake partners are updating the 2001 preliminary estimate of $350 million for project development. Given the recent price increases in steel products, scope changes and additional operational requirements mandated by regulation, the project cost is expected to increase over the initial estimate.

Inkai

The test mine at Inkai in Kazakhstan produced about 0.1 million pounds U3O8 during the second quarter of 2004 and is expected to produce 0.4 million pounds for the year. Cameco owns 60% of the Inkai project. The project is expected to produce 2.6 million pounds per year at full capacity. Cameco is examining the potential to increase production levels.

The Inkai joint venture partners decided to proceed with construction of the Inkai in situ leach mine. The Inkai Joint Venture intends to submit an environmental assessment and a design plan for the commercial facility to Kazakh regulatory authorities for approval before the end of the 2004. Cameco expects construction to begin early in 2005 with commercial production scheduled for 2007. The sales and costs of Inkai production are not reflected in the earnings statement but are accounted for in the balance sheet until commercial production is achieved.

Conversion Services

Highlights

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30/04	June 30/03	June 30/04	June 30/03
Revenue ($ millions)	37	41	63	62
Gross profit ($ millions)	14	13	22	20
Gross profit %	38	31	35	33
EBT ($ millions)	14	13	21	19
Sales volume (tU)	4,354	4,716	7,167	6,844
Production volume (tU)	2,996	3,482	7,060	7,338

Conversion Services Earnings

Second Quarter

In the second quarter of 2004, revenue from the conversion business decreased by 10% to $37 million over the same period in 2003, due primarily to an 8% decline in sales volume. As with uranium deliveries, quarterly delivery patterns can vary significantly. Conversion revenue was also impacted by a 2% decline in the realized selling price, the result of a less favourable foreign exchange rate.

The total cost of products and services sold, including depreciation, depletion and reclamation (DDR) was $23 million in the second quarter of 2004 compared to $28 million in 2003. This decrease was attributable to the lower sales volume and lower unit costs for the quarter. The unit cost of products and services sold decreased by 11% over the previous year due to reduced costs for purchased material.

Earnings before taxes from the conversion business increased by $1 million in the second quarter of 2004 while the gross profit margin increased to 38% from 31% quarter over quarter.

Year to Date

Revenue from the conversion business rose marginally to $63 million from $62 million in 2003 due to a 5% increase in sales volumes partially offset by a 2% decrease in the realized selling price.

The total cost of products and services sold, including DDR, was unchanged at $41 million in the first six months of 2004 compared to 2003.

Earnings before taxes from the conversion business increased by $2 million in the first half of 2004 and the profit margin increased to 35% from 33% in 2003.

Conversion Services Outlook for the Year

Revenue from the conversion business is likely to be marginally lower than in 2003 primarily due to a modest decrease in the realized price as the result of a less favourable exchange rate. This outlook may be impacted depending on the length of the labour dispute that has developed at the company’s Port Hope conversion facility.

Conversion Services Outlook for Third Quarter

For the third quarter of 2004, conversion revenue is projected to be similar to the second quarter. Profit margins are likely to be lower than in the second quarter due to the summer maintenance shutdown. This outlook may be impacted depending on the length of the labour dispute that has developed at the company’s Port Hope conversion facility.

Conversion Services Price Sensitivity Analysis

In the short term, Cameco’s financial results are relatively insensitive to changes in the spot price for conversion. The majority of conversion sales are at fixed prices.

UF6 Conversion Market Update

The industry average spot market price (TradeTech and Ux) for North American uranium conversion services increased to $7.75 (US) per kgU at June 30, 2004, up from $7.00 (US) at March 31, 2004. This compares to $4.95 (US) per kgU at the end of the second quarter of 2003. In Europe, the industry average spot conversion price increased by $0.88 (US) to $9.13 (US) from the end of March 2004.

Conversion Services Operations Update

Production

The fuel services division produced 2,996 tonnes of uranium during the second quarter, 14% less than the second quarter of 2003. This decrease is due to different scheduling of product deliveries coupled with slightly increased plant maintenance requirements.

For the first six months of 2004, production totalled 7,060 tonnes. Annual production is still expected to be about 12,500 tonnes, although this may be impacted by the labour disruption described below.

Labour Negotiations

The collective agreements for two groups of Port Hope conversion facility employees represented by the United Steelworkers of America expired on June 30, 2004. These employees went on strike at midnight on Wednesday, July 28 after voting 69% to reject a revised contract settlement offer. No further talks are scheduled.

The plant has been shut down for scheduled maintenance and summer vacation since June 30, 2004. The plant was not restarted when employees returned from vacation on July 26 and is now being maintained in a shutdown state. The company did not plan to begin UF6 production until mid August and UO2 production until mid September. Cameco is monitoring the effect of the strike on annual production targets. The company has inventory to mitigate the effect of a production shortfall.

Nuclear Electricity Generation

Highlights

Bruce Power Limited Partnership (100% basis)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30/04	June 30/03	June 30/04	June 30/03
Output (terawatt hours)	9.4	5.3	17.4	12.1
Capacity factor (%) [1]	92	77	86	88
Realized price ($ per MWh)	46	45	47	52
($ millions)
Revenue	434	244	833	642
Operating costs	286	210	536	403
Earnings before interest and taxes	148	34	297	239
Interest	15	15	33	32
Earnings before taxes	133	19	264	207
Cash from operations	189	106	293	284
Capital expenditures (including sustaining capital)	73	160	179	292

1Capacity factor for a given period represents the amount of electricity actually produced for sale as a percentage of the amount of electricity the plants are capable of producing for sale.

In the second quarter of 2004, Bruce Power generated cash from operations of $189 million compared to $106 million in the second quarter of 2003. For the first half of 2004, Bruce Power generated $293 million compared to $284 million during the same period in 2003.

Capital expenditures for the second quarter of 2004 totalled $73 million compared to $160 million during the same period in 2003. For the first six months of 2004, capital expenditures were $179 million compared to $292 million in the first half of 2003. As previously reported, Bruce Power’s 2004 capital expenditure program is expected to total $400 million, of which $280 million is for the six operating reactors and infrastructure projects plus $120 million for sustaining capital and site service support areas.

Cameco’s Earnings from Bruce Power

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
($ millions)	June 30/04	June 30/03	June 30/04	June 30/03
Bruce Power’s earnings before taxes (100%)	133	19	264	207
Cameco’s share of pre-tax earnings before adjustments	42	6	83	52
Adjustments: Sales contract valuation	5	6	10	8
Interest capitalization	—	4	2	6
Interest income on loan to Bruce Power	2	3	4	3
Fair value increments on assets	(4)	(2)	(8)	(3)
Pre-tax earnings from Bruce Power	45	17	91	66

Second Quarter (Q2)

Q2 Earnings

For the second quarter, Bruce Power earnings before taxes were $133 million compared to $19 million in 2003. The increase in earnings was attributable to higher output quarter over quarter. For the three months ended June 30, 2004, Cameco’s pre-tax earnings from Bruce Power amounted to $45 million compared to $17 million in 2003.

Q2 Output

During the second quarter, the Bruce Power units generated 9.4 terawatt hours (TWh) of electricity representing a capacity factor of 92%. This output includes unit A3 for the full quarter and unit A4 up to May 22, 2004. In the second quarter of 2003, only the B units were operational and they generated 5.3 TWh representing a 77% capacity factor.

There was one scheduled outage for unit A4, which began on May 22, 2004 and ended on July 2, 2004 when it came back in service. There was only one unplanned outage during the second quarter of 2004. Unit B8 was down for two days in April due to a faulty valve.

Q2 Price

For the second quarter, Bruce Power’s revenue increased to $434 million from $244 million in 2003. This can be attributed primarily to higher output noted above.

The realized price achieved from a mix of contract and spot sales averaged $46 per megawatt hour (MWh) during the second quarter of 2004 compared to $45 per MWh during the same period in 2003.

During the quarter, the Ontario electricity spot price averaged almost $47 per MWh compared to $48 per MWh during the second quarter of 2003.

To reduce its exposure to spot market prices, Bruce Power has a portfolio of fixed-price sales contracts. During the second quarter of 2004, about 45% of Bruce Power’s output was sold under fixed-price contracts compared to 70% in the same period in 2003.

Cameco provides guarantees to customers under these contracts of up to $123 million. At June 30, 2004, Cameco’s actual exposure under these guarantees was $69 million. In addition, Cameco provides financial assurances for other Bruce Power commitments, which totalled about $82 million at June 30, 2004.

Q2 Costs

Output was up 77% while operating costs (including depreciation and amortization) of $286 million were higher by almost 36% on a quarter-over-quarter basis. This was primarily as a result of moving toward a six-unit operational site and the resulting increase in staff and material costs. In the second quarter of 2003, staff costs related to the Bruce A restart were capitalized to the project. In addition, depreciation costs and supplemental rent also increased on a quarter-over-quarter basis as a result of bringing two Bruce A units into service.

About 95% of Bruce Power’s operating costs are fixed. As such, most of the costs are incurred whether the plant is operating or not. On a per unit basis, the operating cost in the second quarter of 2004 was $30 per MWh, 25% lower than in the second quarter of 2003. This decrease was primarily due to higher output plus lower costs as a result of fewer planned maintenance outages on a quarter-over-quarter basis.

Year to Date (YTD)

YTD Earnings

For the six months ended June 30, 2004, Bruce Power earnings before taxes were $264 million compared to $207 million in 2003. The increase in earnings can be attributed to higher electricity generation in the first half of 2004 compared to the same period in 2003. Year to date, Cameco’s earnings from Bruce Power amounted to $91 million compared to $66 million for the same period in 2003.

YTD Output

For the first six months of the year, the Bruce Power units achieved a total capacity factor of 86%, down marginally from 88% in the same period last year. These units produced 17.4 TWh during the first half of the year, a 44% increase over the same period last year, reflecting the addition of the two A units as well as the 3% or 26 megawatt (MW) increase on Bruce B unit 6 achieved through fuel reconfiguration.

YTD Price

For the first six months of 2004, generation revenues totalled $833 million, up 30% compared to the first half of 2003. During this period, Bruce Power’s realized price averaged $47 per MWh from a mix of contract and spot sales, a 10% decrease over the same period last year. The Ontario electricity spot price averaged about $51 per MWh during the first half of the year compared to $61 per MWh a year ago.

During the first half of 2004, about 45% of Bruce Power’s output was sold under fixed-price contracts compared to 62% in the same period in 2003.

YTD Costs

For the first half of 2004, operating costs (including depreciation and amortization) were $536 million, 33% higher than the same period in 2003. This was primarily as a result of moving towards a six-unit operational site and the resulting increase in staff and material costs. In the first half of 2003, staff costs attributed to the Bruce A restart were capitalized to the project. In addition, depreciation costs and supplemental rent also increased year over year as a result of bringing the two Bruce A units into service.

About 95% of Bruce Power’s operating costs are fixed. As such, most of the costs are incurred whether the plant is operating or not. On a per unit basis, the operating cost was $31 per MWh in the first half of 2004, a decrease of 6% compared to the same period in 2003.

Bruce Power Outlook for the Year

The planned outages for Bruce Power’s reactors remain the same as reported in the previous quarter as follows:

•	all four B units are scheduled to be down for about one month to inspect the vacuum building in the fall of 2004,

•	one B unit is scheduled for a maintenance outage concurrent with the vacuum building inspection and is expected to be out of service for two to three months, and

•	an outage for one B unit originally scheduled for 2004 is now planned for 2005.

The vacuum building outage to conduct safety tests is mandated by the Canadian Nuclear Safety Commission. Bruce B’s last vacuum building outage was in 1992.

The aggregate capacity factor for the year is now expected to slightly exceed 80%.

Bruce Power’s revenue is expected to increase in 2004 due to having six units in operation this year compared to four units in 2003. Margins are also expected to be somewhat higher than in 2003. The improved margins depend upon the successful completion of the planned outages and the spot price performance in the second half of the year.

Bruce Power’s anticipated contribution to Cameco for 2004 could be significantly impacted if the aggregate capacity factor is less than expected due to planned outages for the remainder of 2004 extending significantly beyond their scheduled periods or if there are one or more unplanned outages which, in aggregate, are for an extended period.

Bruce Power Outlook for the Third Quarter

The planned month-long maintenance outage for all four B units is scheduled to begin in late September and end in the fourth quarter. This is expected to reduce third quarter output by about 10% compared to the second quarter. The benefit of an expected increase in the electricity spot price is likely to be offset by higher maintenance costs associated with the outage. Together, these factors are anticipated to decrease Bruce Power’s earnings in the third quarter compared to the second quarter.

Electricity Price Sensitivity Analysis

At the end of the quarter, approximately 43% of Bruce Power’s planned output for the remainder of 2004 was under fixed-price contracts. A $1.00 per MWh change in the spot price for electricity in Ontario would change Cameco’s after-tax earnings from Bruce Power by about $2 million.

Ontario Energy Bill (Bill 100)

In June 2004, the Ontario government tabled legislation outlining broad plans to restructure the electricity sector to address the widening gap between supply and demand in the province. Bill 100 details a range of measures intended to encourage private investment, maintain price stability and construct or conserve 25,000 MW of capacity by 2020.

The bill would allow the government to intervene in the market by setting prices paid to generators based on variables including the method of generation and the amount of electricity produced.

The bill includes a requirement that the Independent Electricity System Operator (previously the Independent Electricity Market Operator) ensure that power users pay the true cost of electricity taking into consideration the mix of regulated and market prices paid to generators. Public consultation on the bill is scheduled for August. Legislative committees will likely review it during the fall. Cameco will continue to monitor the process and the potential impact on Bruce Power.

Gold

Centerra Gold Inc.

Work continued throughout the second quarter on preparing the new gold company, Centerra Gold Inc. (Centerra) for a stock exchange listing. On June 30, 2004, Centerra announced that the initial public and secondary offerings of its common shares had closed. Trading of Centerra’s shares began that day on the Toronto Stock Exchange (TSX) under the symbol CG.

Following the exercise of the over-allotment option by the underwriters on July 28, Centerra has 72.1 million common shares outstanding. Cameco Gold Inc., a wholly-owned subsidiary of Cameco, owns 38.0 million common shares (53%), Kyrgyzaltyn JSC, a subsidiary of the Kyrgyz government, owns 11.3 million common shares (16%), International Finance Corp. and the European Bank for Reconstruction and Development together own 3.1 million common shares (4%) and the public owns 19.7 million common shares (27%).

Closing of the Centerra offering was conditional on completing the Kumtor restructuring which closed on June 22, 2004. This restructuring, announced on January 5, 2004, dealt with the ownership interests in the Kumtor gold mine, located in the Kyrgyz Republic, and Cameco’s other gold interests held by subsidiaries.

As part of the Kumtor restructuring and listing of Centerra on the TSX, Cameco contributed certain assets to Centerra, including loans held by a subsidiary to Kumtor Gold Company (KGC) and AGR Ltd. (AGR), in exchange for Centerra common shares.

Under the restructuring agreement, Kyrgyzaltyn held an option to acquire an additional 2% of Centerra from Cameco, which can be exercised for up to 30 days after the listing date of June 30, 2004. Cameco has purchased this option from Kyrgyzaltyn and will maintain its 53% ownership in Centerra. Cameco’s statements of earnings and cash flow reflect its one-third proportionate share of Kumtor results up to June 22, 2004. Following which, Cameco fully consolidates Kumtor’s results. Cameco’s financial statements already fully consolidate the results of Boroo, Centerra’s gold mine in Mongolia.

Financial Highlights

	Three	Three
	Months	Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30/04	June 30/03	June 30/04	June 30/03
Revenue ($ millions)	63	19	97	47
Gross profit ($ millions)	23	5	35	10
Gross profit %	36	23	36	22
Selling price (US$/ounce)	360	315	360	317
Sales volume (ounces)	127,997	40,969	197,160	95,095

Production Highlights

	Three	Three
	Months	Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30/04	June 30/03	June 30/04	June 30/03
Kumtor (Cameco share)
Production (ounces)	59,606	38,865	117,274	87,582
Unit cash cost (US$/ounce)	178	256	177	226

Boroo (100%) [1]
Production (ounces)	63,376	—	82,653	—
Unit cash cost (US$/ounce)	135	—	134	—

1Commercial operations commenced March 1, 2004.

Earnings from Gold

Second Quarter

In the second quarter of 2004, revenue generated in the gold business more than tripled to $63 million from $19 million compared to the second quarter of last year due mainly to higher production. The realized price for gold increased to $360 (US) in the quarter from $315 (US) per ounce in the same quarter last year, due to a reduced hedge level, which provided greater exposure to the higher spot price. The revenues, which are in Canadian dollars, do not reflect this increase due to the strength of the Canadian dollar relative to the US dollar last year.

For the second quarter of 2004, gold production totalled 122,982 ounces, representing an increase of 84,117 ounces over the second quarter of 2003. Production at the Kumtor mine increased by 53% due to a higher ore grade that averaged 4.7 grams per tonne (g/t) compared to 3.3 g/t in 2003. The lower ore grade in second quarter 2003 was due to Kumtor being unable to access higher grade ore due to the remediation work connected to the July 2002 high wall ground movement. Kumtor’s cash cost per ounce decreased to $178 (US) compared to $256 (US) in 2003 due to the increase in production. Production at Boroo continued to exceed expectations at 63,376 ounces. Output is higher than expected due primarily to higher ore grades than had been predicted by the ore reserve model. The unit cash cost at Boroo was $135 (US) for the second quarter of 2004.

Cameco fully consolidates the results from Boroo and adjusts for a minority interest of approximately 46.6%. As of June 30, 2004, this minority interest has changed to 5% as a result of the acquisition of substantially all of the AGR minority interest as part of Centerra’s TSX listing and the reorganization of the Cameco gold assets held by subsidiaries.

For the quarter, the gross profit margin for gold rose to 36% from 23% in 2003 due to reduced cash costs and higher realized prices.

Year to Date

Revenue from the gold business rose by $50 million compared to the same period last year, reflecting a 107% increase in sales volume. The realized price for gold increased to $360 (US) in the quarter from $317 (US) per ounce in the same quarter last year, due to a reduced hedge level, which provided greater exposure to the higher spot price. The Canadian dollar revenues do not reflect this increase due to the strength of the Canadian dollar relative to last year.

For the first six months of 2004, gold production totalled 199,927 ounces representing an increase of 112,345 ounces over the first half of 2003. Production at the Kumtor mine increased by 29,692 ounces (34%) due to a higher ore grade that averaged 4.7 g/t compared to 3.6 g/t in 2003. The lower ore grade in the first half of 2003 was due to Kumtor being unable to access higher grade ore due to the remediation work connected to the July 2002 high wall ground movement. Kumtor’s cash cost per ounce decreased to $177 (US) compared to $226 (US) in 2003 due to the increase in production. Production at Boroo has totalled 82,653 ounces since commercial production was declared on March 1, 2004. The unit cash cost at Boroo was $134(US) for the first half of 2004.

The gross profit margin for gold was 36% in the first six months of 2004 compared to 22% in 2003.

Gold Market Update

The average spot market gold price during the second quarter of 2004 was $393 (US), ending the quarter at $396 (US) per ounce. This compares to $424 (US) at March 31, 2004 and $346 (US) at the end of the second quarter of 2003.

At the end of June, KGC had no forward sales agreements remaining and AGR had in place forward sales on [155,000] ounces. Combined, as of June 30, 2004, these hedge positions represented about 4% of proven and probable gold reserves. These hedges are expected to yield an average price of $316 (US) per ounce. Currently Centerra does not intend to add further gold hedges. During July, AGR closed forward contracts for 125,000 ounces.

Cameco has agreed to provide credit support to a maximum of $140 (US) per ounce to the counterparty of AGR. As of June 30, 2004, Cameco’s maximum financial exposure under this arrangement was $22 million (US), while the actual exposure reflecting the mark-to-market losses was $13 million (US). Centerra has agreed, as soon as practicable, to relieve Cameco of the obligation to provide credit support.

Timing differences between the usage and designation of hedge contracts may result in deferred revenue or deferred charges. At June 30, 2004, deferred revenue totalled $5 million (US).

Gold Outlook for the Year

At Kumtor, production is now expected to total 655,000 ounces, up marginally from the first quarter of 2004 estimate of 650,000 ounces, due primarily to higher ore grades in the first half of 2004.

The 2004 forecast production for Boroo has been increased to 225,000 ounces, up from the first quarter estimate of 220,000 ounces, due primarily to the higher ore grades. These estimates include pre-commercial production from January to February 2004 of 27,703 ounces.

Given the increase in the planned total production from the Kumtor and Boroo mines, greater revenue is expected compared to 2003, assuming gold prices remain near current levels. Profits are expected to improve as a result of increased production. Furthermore, beginning in the third quarter Kumtor’s results will be fully consolidated, which will cause a significant increase in the amount of reported revenue. For the remainder of the year, total gold production is projected to be lower than in the first six months.

Gold Outlook for Third Quarter

For the third quarter of 2004, profits from the gold business are projected to decline compared to the second quarter as a result of lower production from the Kumtor and Boroo mines where ore grades are expected to be lower than in the second quarter.

Gold Price Sensitivity Analysis

For the remainder of 2004, about 90% of forecast gold sales is unhedged. A $10.00 (US) per ounce change in the gold spot price from its current level would change revenue and cash flow by about $5 million (CDN) and net earnings by about $3 million (CDN).

OTHER COMPANY DEVELOPMENTS

South Texas Project

On March 1, 2004, Cameco announced a $333 million (US) agreement to purchase a 25.2% interest in the South Texas Project (STP) electric generating station from a wholly owned subsidiary of American Electric Power. On May 30, 2004, Cameco announced that it did not anticipate acquiring the interest after two existing STP owners indicated they intended to exercise their right of first refusal and purchase this interest. Under the terms of the agreement, Cameco is entitled to receive $7 million (US) in compensation if the transaction does not proceed because the right of first refusal is exercised. Cameco expects to receive this compensation after it officially terminates the agreement.

NUCLEAR INDUSTRY DEVELOPMENTS

Japan

The Japanese utility, Tepco, has now restarted 14 of the 17 reactors that were shut down in 2002. The remaining three reactors are expected to resume operations after July.

United States

In the US, reactors continue to receive approval for licence extensions. At the end of June 2004, 26 life extensions had been granted, another 18 reactor applications were under review, and the operators of 24 more units had indicated their intent to seek extensions over the next five years. Assuming all licence extensions are granted, the total number of US reactors licensed to operate for an additional 20 years will be 68, well over half of the 103 reactors currently operating.

Early planning for new US reactors continues, with the US Department of Energy (DOE) providing about 50% funding of a study detailing the costs to build a two-unit advanced BWR (boiling water reactor) at Tennessee Valley Authority’s (TVA) Bellefonte site. TVA and its partners are one of three consortia seeking DOE funds to further the business case for building new reactors in the US. The results of the TVA study are expected in April 2005, at which point the group will decide whether to file for a combined construction and operating licence with the Nuclear Regulatory Commission.

Canada

In early July, the Ontario government announced that Ontario Power Generation Inc. (OPG) would complete the refurbishment of the 515 MWe Pickering A unit 1, at an estimated cost of $900 million (CDN). The unit is scheduled to return to commercial operation by September 2005. The announcement stated that the planned restart of the unit offered the shortest lead time of any of the major electricity supply projects available in Ontario, and that it would be less expensive than building a combined-cycle gas plant of a similar size.

LIQUIDITY AND CAPITAL RESOURCES

Changes in liquidity and capital resources during the second quarter included the following:

Bridge Financing

In the second quarter of 2004, Cameco cancelled its recently arranged $150 million (US) short-term financing facility after announcing it does not expect to proceed with the purchase of a 25.2% interest in the South Texas Project.

Kumtor Gold Company

During the quarter, Kumtor’s $20 million (US) in outstanding subordinated debt was exchanged for a combination of non-interest bearing promissory notes and Centerra common shares. The non-interest bearing promissory notes were repaid during the quarter by Centerra, eliminating this third-party debt from KGC’s balance sheet. Since Cameco now fully consolidates the financial results of KGC, this debt has been eliminated from Cameco’s long-term debt.

Commercial Commitments

During the quarter, commercial commitments declined 6% to $381 million from $403 million at March 31, 2004. Early closing of gold hedge positions reduced Cameco’s credit support obligations to counterparties under these arrangements by $34 million. Obligations to provide financial guarantees supporting Bruce Power increased by $10 million while standby letters of credit increased by $2 million to the end of the quarter.

Credit Ratings

As of June 30, 2004, Cameco had the following ratings for its senior debt from third-party rating agencies:

•	Dominion Bond Rating Service Limited (DBRS) – “A (low)” with a stable outlook.

•	Moody’s Investors Service – “Baa1” with a stable outlook.

•	Standard & Poor’s (S&P) – “BBB+” with a stable outlook.

SHARE CAPITAL

At June 30, 2004, there were 171,629,169 common shares outstanding.

NON-GAAP MEASURES

In addition to disclosing results in accordance with the Canadian generally accepted accounting principles (GAAP), Cameco also provides supplementary non-GAAP measures as a method to evaluate the company’s operating performance.

Adjusted Net Earnings

The measure “adjusted net earnings” for 2004 excludes the earnings impact of the transactions related to the Centerra restructuring. The restructuring allowed Cameco to recognize a non-recurring increase to net earnings of $89 million ($0.52 per share).

The measure for 2003 excludes the effects of changes in Canadian federal tax legislation that were substantially enacted in June 2003. These changes affected taxation of resource sector earnings and resulted in Cameco recording a recovery of $86 million ($0.51 per share) in the second quarter of 2003.

Management believes the exclusion of these items provides a more meaningful basis for period-to-period comparisons of the company’s financial results.

Total Cash Cost

This MD&A presents information about total cash cost of production of an ounce of gold for the operating properties of Centerra. Except as otherwise noted, total cash cost per ounce is calculated by dividing total cash costs, as determined using the industry standard published by the Gold Institute, by gold ounces produced for the relevant period. The Gold Institute is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products, which has developed a union format for reporting costs on a per ounce basis.

Total cash costs, as defined in the Gold Institute standard, include mine operating costs such as mining, processing, administration, royalties and production taxes, but exclude amortization, reclamation costs, financing costs and capital, development and exploration.

Total cash cost per ounce has been included because certain investors use this information to assess performance and also to determine the ability of Centerra to generate cash flow for use in investing and other activities. The inclusion of total cash cost per ounce enables investors to better understand year-on-year changes in production costs, which in turn affect profitability and cash flow.

ADDITIONAL INFORMATION

Additional information on Cameco, including its annual information form, is available on SEDAR at www.sedar.com and the company’s Web site at www.cameco.com.

PROFILE

Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer as well as a significant supplier of conversion services. The company’s competitive position is based upon its controlling ownership of the world’s largest high-grade reserves and low-cost operations. Cameco’s uranium products are used to generate clean electricity in nuclear power plants around the world including Ontario where the company is a partner in North America’s largest nuclear electricity generating facility. The company also explores for uranium in North America, Australia and Asia, and holds a majority interest in Centerra Gold Inc., the fifth largest North American-based gold producer.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; adverse mining conditions, political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks.

Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

INVESTOR INFORMATION

Common Shares	Inquiries	Transfer Agent
CCO	Cameco Corporation	CIBC Mellon Trust Company
The Toronto Stock Exchange CCJ New York Stock Exchange Preferred Securities CCJPR New York Stock Exchange	2121 - 11th Street West Saskatoon, Saskatchewan S7M 1J3 Phone: 306-956-6200 Fax: 306-956-6318 Web: www.cameco.com	320 Bay Street, P.O. Box 1 Toronto, Ontario M5H 4A6 Phone: 800-387-0825 (North America) Phone: 416-643-5500 (outside North America)
Convertible Debentures
CCO.DB
The Toronto Stock Exchange

Investor & Media inquiries:	Alice Wong (306) 956-6337

Cameco Corporation
Financial Statements
June 30, 2004
Restated

Cameco Corporation
Highlights – Restated
(Unaudited)

	Three Months Ended		Six Months Ended
	Jun 30/04	Jun 30/03	Jun 30/04	Jun 30/03

Financial (in millions)
Revenue	$242	$220	$375	$323
Earnings from operations	40	9	48	14
Net earnings	151	104	191	141
Cash provided by operations	(21)	38	29	94
Working capital (end of period)			585	423
Net debt to capitalization			18%	25%

Per common share
Net earnings - Basic	$0.89	$0.62	$1.12	$0.84
- Diluted	0.83	0.62	1.06	0.84
Dividend	0.05	0.05	0.10	0.10

Weighted average number of paid common shares outstanding (in thousands)	170,952	167,940	170,643	167,793

Average uranium spot price for the period (US$/lb)	$17.99	$10.89	$17.27	$10.51

Sales volumes
Uranium (in thousands lbs U3O8)	7,519	9,886	12,105	12,938
Uranium conversion (tU)	4,354	4,716	7,167	6,844
Gold (troy ounces)	127,997	40,969	197,160	95,095
Electricity (TWh)	3.0	1.7	5.5	3.3

Note: Currency amounts are expressed in Canadian dollars unless stated otherwise.

	Cameco’s	Three Months Ended		Six Months Ended
Cameco Production	Share	Jun 30/04	Jun 30/03	Jun 30/04	Jun 30/03

Uranium production (in thousands lbs U3O8)
McArthur River	69.8%	2,371	—	5,887	3,294
Rabbit Lake	100.0%	1,431	1,219	2,647	3,058
Crow Butte	100.0%	204	217	408	413
Smith Ranch Highland	100.0%	280	296	567	604

Total		4,286	1,732	9,509	7,369

Uranium conversion (tU)	100.0%	2,996	3,482	7,060	7,338

Gold (troy ounces)
Kumtor (i)	100.0%	59,606	38,865	117,274	87,582
Boroo (ii)	100.0%	63,376	—	82,653	—

Total		122,982	38,865	199,927	87,582

(i)	Cameco’s effective ownership interest in Kumtor was 33.3% for the first six months of 2004.

(ii)	Quantity reported for Boroo in 2004 excludes 27,703 ounces produced prior to declaration of commercial production. Cameco’s effective ownership interest in Boroo was 53% for the first six months of 2004.

Cameco Corporation
Consolidated Statements of Earnings - Restated (note 2)
(Unaudited)
(In Thousands)

	Three Months Ended		Six Months Ended
	Jun 30/04	Jun 30/03	Jun 30/04	Jun 30/03

Revenue from
Products and services	$242,200	$219,989	$374,608	$322,934

Expenses
Products and services sold	134,938	161,030	221,713	221,380
Depreciation, depletion and reclamation	44,865	31,262	62,210	47,370
Administration	15,654	10,246	29,786	21,721
Exploration	6,292	4,516	11,041	9,555
Research and development	416	412	896	915
Interest and other [note 6]	390	3,240	2,202	8,170
Gain on sale of assets	(146)	—	(1,146)	—

	202,409	210,706	326,702	309,111

Earnings from operations	39,791	9,283	47,906	13,823

Earnings from Bruce Power	45,094	16,757	90,997	65,575
Other income (expense) [note 7]	115,595	(414)	116,870	453

Earnings before income taxes and minority interest	200,480	25,626	255,773	79,851

Income tax expense (recovery) [note 8]	44,146	(78,398)	59,810	(60,529)
Minority interest	4,935	(195)	5,448	(498)

Net earnings	$151,399	$104,219	$190,515	$140,878

Basic earnings per common share [note 9]	$0.89	$0.62	$1.12	$0.84

Diluted earnings per common share [note 9]	$0.83	$0.62	$1.06	$0.84

Cameco Corporation
Consolidated Statements of Retained Earnings - Restated (note 2)
(Unaudited)
(In Thousands)

	Six Months Ended
	Jun 30/04	Jun 30/03

Retained earnings at beginning of period
As previously reported	$665,377	$494,341
Change in accounting policy for financial instruments [note 2]	29,046	14,888

As restated	$694,423	$509,229
Net earnings	190,515	140,878
Dividends on common shares	(17,104)	(16,762)

Retained earnings at end of period	$867,834	$633,345

See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Balance Sheets - Restated (note 2)
(Unaudited)
(In Thousands)

	As At
	Jun 30/04	Dec 31/03

Assets
Current assets
Cash	$130,710	$84,069
Accounts receivable	160,141	181,337
Inventories	419,402	316,435
Supplies and prepaid expenses	81,608	49,380
Current portion of long-term receivables, investments and other	4,114	54,866

	795,975	686,087

Property, plant and equipment	2,327,545	2,119,784
Long-term receivables, investments and other	711,597	625,317
Goodwill [note 12]	208,459	—

	3,247,601	2,745,101

Total assets	$4,043,576	$3,431,188

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$173,382	$167,002
Dividends payable	8,581	8,515
Current portion of long-term debt	1,129	4,331
Current portion of other liabilities	16,166	1,563
Future income taxes	12,104	24,237

	211,362	205,648

Long-term debt	598,164	601,048
Provision for reclamation	168,974	150,444
Other liabilities	44,435	36,196
Future income taxes	588,569	528,250

	1,611,504	1,521,586

Minority interest	342,776	14,690

Shareholders’ equity
Share capital	725,698	708,345
Contributed surplus	507,406	505,400
Retained earnings	867,834	694,423
Cumulative translation account	(11,642)	(13,256)

	2,089,296	1,894,912

Total liabilities and shareholders’ equity	$4,043,576	$3,431,188

See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Statements of Cash Flows - Restated (note 2)
(Unaudited)
(In Thousands)

	Three Months Ended		Six Months Ended
	Jun 30/04	Jun 30/03	Jun 30/04	Jun 30/03

Operating activities
Net earnings	$151,399	$104,219	$190,515	$140,878
Items not requiring (providing) cash:
Depreciation, depletion and reclamation	44,865	31,262	62,210	47,370
Provision for future taxes [note 8]	38,129	(78,953)	52,219	(62,874)
Deferred charges (revenues) recognized	(8,768)	1,358	(6,979)	4,026
Unrealized gains on derivatives	(2,956)	—	(4,357)	—
Stock-based compensation [note 10]	1,654	976	2,597	976
Gain on sale of assets	(146)	—	(1,146)	—
Earnings from Bruce Power	(45,094)	(16,757)	(90,997)	(65,575)
Equity in loss from associated companies	1,019	414	404	770
Other income	(116,499)	—	(115,790)	—
Minority interest	4,935	(195)	5,448	(498)
Other operating items [note 13]	(89,544)	(4,468)	(64,999)	28,759

Cash provided by operations	(21,006)	37,856	29,125	93,832

Investing activities
Acquisition of net business assets, net of cash acquired	(3,717)	—	(3,717)	—
Additions to property, plant and equipment	(31,104)	(51,059)	(46,500)	(75,443)
Increase in long-term receivables, investments and other	(2,146)	(1,569)	(2,146)	(285,734)
Proceeds on sale of property, plant and equipment	22	—	1,022	—

Cash used in investing	(36,945)	(52,628)	(51,341)	(361,177)

Financing activities
Decrease in debt	—	—	(5,175)	—
Increase in debt	67,483	1,342	—	266,152
Issue of shares	9,552	4,868	16,761	6,336
Subsidiary issue of shares [note 11]	73,625	—	73,625	—
Dividends	(8,543)	(8,402)	(17,059)	(15,400)

Cash provided by (used in) financing	142,117	(2,192)	68,152	257,088

Increase (decrease) in cash during the period	84,166	(16,964)	45,936	(10,257)
Exchange rate changes on foreign currency cash balances	1,738	(5,187)	705	(9,578)
Cash at beginning of period	44,806	60,412	84,069	58,096

Cash at end of period	$130,710	$38,261	$130,710	$38,261

Supplemental cash flow disclosure
Interest paid	$9,908	$9,938	$17,877	$17,906
Income taxes paid	$4,605	$5,943	$11,925	$8,917

See accompanying notes to consolidated financial statements

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

1.	Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as the most recent annual consolidated financial statements, except for changes in accounting policies impacting financial instruments and hedging relationships as noted below. The financial statements should be read in conjunction with Cameco’s annual consolidated financial statements included in the 2003 annual report. Certain comparative figures for the prior period have been reclassified to conform to the current period’s presentation.

2.	Restatements

(a)	Accounting Change (note 11)

The restructuring of Cameco’s subsidiary, Centerra Gold Inc. (Centerra), prior to its initial public offering (IPO) included transactions to increase its interest in certain gold assets, and to settle its outstanding debt, as described below. The terms of these transactions, which were negotiated in the months leading up to the IPO, included the issuance of shares of Centerra on the closing of the transactions. Initially, these transactions were recorded based on estimates of the value of the tangible assets acquired and debt settled, determined based on discounted cash flow analyses.

In its year-end review, the company determined that in the case of a public company issuing shares to acquire assets or settle debt, the appropriate accounting treatment is to use the value of the acquiring company’s shares to record the transaction. While Centerra was not a publicly traded company at the time it negotiated the restructuring transactions, it did become one concurrent with those transactions closing, as they were contingent on the closing of the IPO.

Accordingly, by recording the value of the shares issued in the restructuring transactions at the IPO price, the impact on the balance sheet and statement of earnings at June 30, 2004 is an increase in each of the following:

(thousands)

Goodwill	$208,459

$208,459

Accounts payable and accrued liabilities	$700
Future income taxes	25,259
Minority interest	98,639
Shareholders’ equity	83,861

$208,459

Net earnings	$86,233

Earnings per share	$0.51

1

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

(b)	Stock Split

On December 9, 2004, the Board of Directors of Cameco approved a split of the company’s outstanding common shares on a three-for-one basis. The stock split was effected in the form of a stock dividend of two additional common shares for each share owned by shareholders of record at the close of business on December 31, 2004. The company’s common shares commenced trading on a split basis on December 29, 2004 on the Toronto Stock Exchange and January 7, 2005 on the New York Stock Exchange. All equity-based benefit plans have been adjusted to reflect the stock split. All share and per-share data have been adjusted to reflect the stock split.

(c)	Financial Instruments

Effective January 1, 2004, Cameco has adopted the amendments to CICA Handbook Section 3860, Financial Instruments. This change in accounting policy was applied retroactively and, accordingly, the consolidated financial statements of prior periods were restated. The amendments to this section address the balance sheet presentation of financial instruments as liabilities or equity. Accordingly, amounts previously reflected as equity charges are now recorded as interest expense. In addition, an increased amount of interest has been capitalized to property, plant and equipment. The cumulative effect of the change in policy on the balance sheet and statement of earnings at December 31, 2003 is as follows:

(thousands)

Long-term receivables, investments and other	$14,067
Property, plant and equipment	49,233

$63,300

Future income taxes	$26,576
Long-term debt	361,670
Shareholders’ equity	(324,946)

$63,300

Net earnings	$3,477

Earnings per share	$0.02

For the six months ended June 30, 2004, the change in policy had a positive impact on net earnings of $3.6 million (June 30, 2003 - $0.6 million), which caused a $0.02 change in the basic earnings per share (June 30, 2003 - nil).

(d)	Hedging Relationships

Effective January 1, 2004, Cameco adopted the new Canadian Accounting Guideline, Hedging Relationships which established new criteria for hedging relationships in effect on or after January 1, 2004. To qualify for hedge accounting, the hedging relationship must be appropriately documented and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high degree of correlation of changes in fair values or cash flows between the hedged item and the hedge. The adoption of this accounting guideline had no material impact on the consolidated financial statements.

2

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

(e)	Stock-Based Compensation

CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, establishes a fair value based method of accounting for stock-based compensation plans which Cameco adopted from January 1, 2003.

The change in accounting policy was applied retroactively and, accordingly, the consolidated financial statements of prior periods were restated. For the first half of 2003, the change in policy had a negative impact on net earnings of $1.0 million, which caused a $0.01 change in the basic net earnings and diluted earnings per share. The income statement was restated to reflect an increase in the administration expense by $1.0 million. The cumulative effect of the change in policy on the balance sheet at June 30, 2003 was to increase contributed surplus by $1.0 million and decrease retained earnings by $1.0 million.

3.	Bruce Power

(a)	Summary Financial Information – Bruce Power Limited Partnership (100% basis)

(i)	Income Statements

	Six Months Ended
(millions)	Jun 30/04	Jun 30/03

Revenue	$833	$642
Operating costs	536	403

Earnings before interest and taxes	297	239
Interest	33	32

Earnings before taxes	264	207

Cameco’s share (a)	83	52
Adjustments (b)	8	14

Cameco’s share of earnings before taxes	$91	$66

(a)	Cameco’s interest in Bruce Power earnings prior to February 14, 2003 was 15%. Subsequent to the acquisition of an additional 16.6% interest on February 14, 2003, Cameco’s share is 31.6%.

(b)	In addition to its proportionate share of earnings from Bruce Power, Cameco records certain adjustments to account for any differences in accounting policy and to amortize fair values assigned to assets and liabilities at the time of acquisition.

(ii)	Balance Sheets

(millions)	Jun 30/04	Dec 31/03

Assets
Current assets	$360	$316
Property, plant and equipment	2,123	2,034
Long-term receivables and investments	182	173

	$2,665	$2,523

Liabilities and Partners’ Capital
Current liabilities	$157	$329
Long-term debt	1,159	1,108

	1,316	1,437
Partners’ capital	1,349	1,086

	$2,665	$2,523

3

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

(iii)	Cash Flows

	Six Months Ended
(millions)	Jun 30/04	Jun 30/03

Cash provided by operations	$293	$284
Cash used in investing	(205)	(312)
Cash provided by (used in) financing	(89)	24

(b)	Financial Assurances

Cameco has provided the following financial assurances on behalf of the partnership, with varying terms that range from 2004 to 2018:

(i)	Licensing assurances to Canadian Nuclear Safety Commission of $24 million.

(ii)	Guarantees to customers under power sale agreements of up to $123 million. At June 30, 2004, Cameco’s actual exposure under these guarantees was $69 million.

(iii)	Termination payments to OPG pursuant to the lease agreement of $58 million.

4.	Long-Term Debt

The fair value of the outstanding convertible debentures based on the quoted market price of the debentures at June 30, 2004 was approximately $317 million.

5.	Share Capital

(a)	At June 30, 2004, there were 171,629,169 common shares outstanding.

(b)	Options in respect of 6,356,520 shares are outstanding under the stock option plan and are exercisable up to 2014. Upon exercise of certain existing options, additional options in respect of 453,750 shares would be granted.

6.	Interest and Other

		(Restated)		(Restated)

	Three Months Ended		Six Months Ended
(thousands)	Jun 30/04	Jun 30/03	Jun 30/04	Jun 30/03

Interest on long-term debt	$10,515	$9,198	$19,925	$17,201
Other interest and financing charges	531	623	1,061	688
Interest income	(449)	(3,298)	(1,884)	(5,194)
Foreign exchange losses	(354)	1,680	(683)	3,019
Unrealized gains on derivatives	(2,956)	—	(4,357)	—
Capitalized interest	(6,897)	(4,963)	(11,860)	(7,544)

Net	$390	$3,240	$2,202	$8,170

7. Other Income (Expense)

	(Restated)		(Restated)

	Three Months Ended		Six Months Ended
(thousands)	Jun 30/04	Jun 30/03	Jun 30/04	Jun 30/03

Restructuring of gold business	$116,614	$—	$116,614	$—
Dividends on portfolio investments	—	—	660	1,223
Equity in loss of associated companies	(1,019)	(414)	(404)	(770)

Net	$115,595	$(414)	$116,870	$453

4

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

8.	Income Tax Expense (Recovery) — Restated

	Three Months Ended		Six Months Ended
(thousands)	Jun 30/04	Jun 30/03	Jun 30/04	Jun 30/03

Current income taxes	$6,017	$555	$7,591	$2,345
Future income taxes	38,129	(78,953)	52,219	(62,874)

Income tax expense (recovery)	$44,146	$(78,398)	$59,810	$(60,529)

9.	Per Share Amounts — Restated

	Three Months Ended		Six Months Ended
(thousands)	Jun 30/04	Jun 30/03	Jun 30/04	Jun 30/03

Basic earnings per share computation

Net earnings	$151,399	$104,219	$190,515	$140,878

Weighted average common shares outstanding	170,952	167,940	170,643	167,793

Basic earnings per common share	$0.89	$0.62	$1.12	$0.84

Diluted earnings per share computation

Net earnings	$151,399	$104,219	$190,515	$140,878
Dilutive effect of:
Convertible debentures	1,914	—	3,953	—

Net earnings, assuming dilution	$153,313	$104,219	$194,468	$140,878

Weighted average common shares outstanding	170,952	167,940	170,643	167,793
Dilutive effect of:
Convertible debentures	10,578	—	10,614	—
Stock options	2,238	876	2,100	783

Weighted average common shares outstanding, assuming dilution	183,768	168,816	183,357	168,576

Diluted earnings per common share	$0.83	$0.62	$1.06	$0.84

Options whose exercise price was greater than the average market price were excluded from this calculation.

5

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

10.	Stock-Based Compensation

For the six months ended June 30, 2004, Cameco has recorded compensation expense of $2.6 million with an offsetting credit to contributed surplus.

Cameco has applied the pro forma disclosure provisions of the standard to awards granted on or after January 1, 2002 but prior to January 1, 2003. The pro forma effect of awards granted prior to January 1, 2002 has not been included. The pro forma net earnings, basic and diluted earnings per share as a result of the grant of these options are:

	(Restated)	(Restated)	(Restated)	(Restated)

	Three Months Ended		Six Months Ended
(thousands)	Jun 30/04	Jun 30/03	Jun 30/04	Jun 30/03

Pro forma net earnings	$151,248	$103,856	$190,213	$140,152
Pro forma basic earnings per share	0.88	0.62	1.11	0.84
Pro forma diluted earnings per share	0.83	0.62	1.06	0.83

The fair value of the options issued was determined using the Black-Scholes option pricing model with the following assumptions:

	(Restated)	(Restated)

	2004	2003

Number of options granted	1,780,200	1,874,550
Average strike price	$21.14	$11.88
Dividend	$0.20	$0.20
Expected volatility	20%	20%
Risk-free interest rate	3.3%	4.1%
Expected life of option	5 years	5 years
Expected forfeitures	15%	10%
Weighted average grant date fair values	$4.55	$2.48

11.	Restructuring of the Gold Business

(a)	Initial Public Offering

Under its initial public offering, Centerra issued 5,000,000 common shares to the public on June 30, 2004 for net proceeds of $73,625,000 after deducting the underwriter’s fees of 5%.

(b)	Acquisition of Additional 66.7% in Kumtor Gold Company (KGC)

Pursuant to the restructuring agreement between Cameco Gold Inc. (a wholly owned subsidiary of Cameco) and Kyrgyzaltyn, Centerra acquired an additional 66.7% interest in KGC, resulting in KGC becoming a wholly owned subsidiary of Centerra. The purchase price consisted of $11,000,000 (US) in cash, the contribution of a promissory note receivable and common shares of Centerra. The acquisition was accounted for using the purchase method and the results of operations are included, as to 100%, in the consolidated financial statements from June 22, 2004. Previously, Cameco Gold Inc.’s 33.3% interest was accounted for by the proportionate consolidation method.

6

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

The values assigned to the net assets acquired are as follows:

(Restated)

(thousands)

Cash and other working capital	$59,726
Property, plant and equipment	178,289
Goodwill [note 12]	178,733
Asset retirement obligation	(14,852)
Subordinated debt	(44,282)

Net assets acquired	$357,614

Financed by:
Cash	$15,158
Note receivable from Kyrgyzaltyn	5,155
Settlement of shareholder subordinated loan	60,622
Common shares of Centerra	276,679

$357,614

(c)	Acquisition of Additional 43.7% in AGR Limited (AGR)

Effective June 30, 2004, Centerra acquired an additional 43.7% interest in AGR, resulting in Centerra’s interest in AGR rising to 99.9%. The purchase price was satisfied through the issuance of Centerra common shares. The acquisition was accounted for as a step purchase and the results of operations are included as it was already a consolidated subsidiary.

The values assigned to the net assets acquired are as follows:

(Restated)

(thousands)

Reduction of minority interest	$18,598
Mark-to-market loss on hedge contracts	(7,946)
Property, plant and equipment	30,412
Goodwill [note 12]	35,573

Net assets acquired	$76,637

Financed by:
Common shares of Centerra	$76,637

(d)	Exchange of KGC Subordinated Debt

Effective June 30, 2004, Centerra exchanged common shares and cash in exchange for the subordinated debt of KGC.

(Restated)

(thousands)

Fair value of exchange amount:
Common shares issued	$47,449
Cash	18,975

66,424
Net book value of subordinated debt acquired	(53,469)

Loss on exchange of debt	$12,955

7

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

(e)	Dilution Gain

The transactions noted above resulted in Cameco’s interest in Centerra being diluted. As a result of this dilution, Cameco recorded a gain of $129 million.

12.	Goodwill - Restated

The acquisitions undertaken as part of the gold restructuring were accounted for using the purchase method whereby assets and liabilities assumed were recorded at their fair market value as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill. The change in goodwill is due to the following:

(thousands)

Balance, beginning of period	$—
Acquired during the period
KGC [note 11]	178,733
AGR [note 11]	35,573
Change in foreign exchange rate	(5,847)

Balance, end of period	$208,459

13.	Statements of Cash Flows - Restated

Other Operating Items

	Three Months Ended		Six Months Ended
(thousands)	Jun 30/04	Jun 30/03	Jun 30/04	Jun 30/03

Inventories	$(47,459)	$19,060	$(86,212)	$(15,425)
Accounts receivable	(61,088)	(43,575)	25,714	56,488
Accounts payable and accrued liabilities	31,830	21,978	(5,384)	(8,144)
Other	(12,827)	(1,931)	883	(4,160)

Total	$(89,544)	$(4,468)	$(64,999)	$28,759

14.	Subsequent Event

(a)	Centerra granted the underwriters of the intial public offering an option to purchase up to an additional 1,875,000 treasury shares. The option was exercised on July 22, 2004 and the expected proceeds to Centerra, net of the underwriter’s fee, were $27.6 million.

(b)	On July 28, 2004, approximately 200 hourly employees at the Port Hope conversion facility rejected the latest contract settlement offer from the company. The workers commenced strike action at midnight on July 28, 2004.

8